June 29, 2006

Mr. Craig E. Eisenacher
Senior Vice President and
Chief Financial Officer
Bristol West Holdings, Inc.
5701 Stirling Road
Davie, FL 33314

Re: **Form 10-K for the Fiscal Year Ended December 31, 2005**
       Filed March 14, 2006
       File No. 001-31984

Dear Mr. Eisenacher:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 6. Selected Financial Data

Note about Trade Ratios, page 29

1. We refer to your calculation of the expense ratio. Please tell us why it is appropriate to deduct policy service fee income and other income to determine the expense ratio since these amounts are not expenses and they are not directly attributable to writing and earning premiums.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Estimation of Unpaid Losses and Loss Adjustment Expenses, page 33

2. We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's process for establishing the estimate 2) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep this objective in mind in providing us your responses to comments listed below. Please also consider providing any additional information, in disclosure-type format, to achieve this objective.

   a. Please disclose the amount of the reserve for loss and loss adjustment expense for each year presented. Because IBNR reserve estimates are more imprecise, please provide the amount of gross IBNR separately from case reserves.
   b. Please provide an enhanced description of the 15 different actuarial methodologies you use to develop your best estimate that addresses what distinguishes the methodologies from each other and the factors that result in certain methodologies being more credible than others. Please also describe the nature and frequency of you procedures for determining management's best estimate of loss reserves on both an annual and interim reporting basis.
   c. Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:
        1. For each of your key assumptions quantify and explain what caused them to change historically over the periods presented.
        2. Discuss whether and to what extent management has adjusted each of the key assumptions used in calculating the most recent estimate of the reserve given the historical changes, current trends observed and/or other factors as discussed in 1. above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

     d. We note that you provide a sensitivity analysis around your aggregated gross unpaid loss and loss adjustment expenses. We believe a beneficial analysis shows the potential variability in loss reserves resulting from changes in key assumptions that affect management's estimates of loss reserves. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the affect that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Joseph Roesler, Accounting Branch Chief, at (202) 551-3628 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

     Sincerely,

     Jim B. Rosenberg
     Senior Assistant Chief
     Accountant